DIRECT DIAL

(650) 470-4530

EMAIL ADDRESS

KENTON.KING@SKADDEN.COM

April 4, 2013

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Tessera Technologies, Inc.

PREC14A filed March 25, 2013

DEF14A filed March 25, 2013

DEF14A filed March 21, 2013

DEFA14A filed March 15, 2013

DEFA14A filed March 7, 2013

DEFA14A filed March 4, 2013

DEFA14A filed February 28, 2013

DEFA14A filed February 20, 2013

DEFA14A filed February 7, 2013

DEFA14A filed December 26, 2012

File No. 005-79365

Dear Ms. Chalk:

On behalf of our client, Tessera Technologies, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated April 2, 2013, regarding the filings listed above. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

April 4, 2013

Preliminary Proxy Statement on Schedule 14A filed on March 25, 2013 (the “Proxy Statement”)

Stockholder Nominees, page 3

1.	Update the disclosure here and throughout the proxy statement to reflect the fact that Starboard’s most recently filed revised preliminary proxy statement indicates that it is nominating six rather than seven individuals for election to the board of directors.

In response to the Staff’s comment, the Company has updated its disclosure in its Notice of Annual Meeting of Stockholders and on pages 1 and 3 of the Proxy Statement to specify that (i) Starboard provided a notice to the Company of its intention to nominate up to seven (7) directors to the Company’s board, dated December 21, 2012, and (ii) Starboard’s most recently filed revised preliminary proxy statement, dated April 2, 2013, indicates that it is nominating six (6) candidates for election. Exhibit A hereto sets forth the revisions to the Notice of Annual Meeting of Stockholders and the Proxy Statement.

Certain Background Information, page 3

2.	Refer to page 5. Provide additional details concerning the “business operations and strategies for the Company” that representatives of Starboard and Tessera discussed at the meeting on March 7, 2013. If any of the recently-announced personnel or other changes at the Company were discussed, please indicate.

On March 7, 2013, Mr. Bernard Cassidy met with Starboard’s analyst Mr. Jeff Cino at the Wedbush Morgan Conference in New York City. Mr. Cassidy answered Mr. Cino’s questions regarding the Company’s business operations and strategy, addressing:

•	the DigitalOptics Corporation (“DOC”) management change (the departure of Dr. Bob Roohparvar and hiring of Mr. John Thode, president of DOC);

•	the importance of continued research and development during the term of running royalty license agreements;

•	the factors that lead licensees to enter into license agreements;

•	Tessera Intellectual Property Corporation growth opportunities; and

•	the general capital needs of both business segments.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

April 4, 2013

We note that Mr. Cassidy and Mr. Cino did not specifically discuss any settlement terms between the Company and Starboard at this meeting. In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the Proxy Statement. Exhibit A hereto sets forth the revisions to the Proxy Statement.

3.	See our last comment above. Provide additional details about the settlement options discussed on March 21, 2013, including why each was rejected and by whom.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the Proxy Statement. Exhibit A hereto sets forth the revisions to the Proxy Statement.

Election of the Directors, page 8

4.	Provide additional background about the recent changes to the Tessera board, including the expansion of the board and the recent addition of 3 new board members and the decision not to re-nominate certain other board members, and how these changes relate to the proxy contest, if at all.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the Proxy Statement. In addition, we have also updated our disclosure on page 5 of the Proxy Statement to reflect Starboard’s open letter to the Company’s stockholders on April 1, 2013. Exhibit A hereto sets forth the revisions to the Proxy Statement.

5.	Here or in an appropriate section of the proxy statement, expand to discuss the reasons for the replacement of Robert A. Young as chief executive officer of Tessera, which was announced on March 25, 2013. We note that in an open letter to shareholders filed on March 4, 2013 and referenced below, you noted that “the Board unanimously stands behind our CEO Dr. Young.”

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the Proxy Statement. Exhibit A hereto sets forth the revisions to the Proxy Statement.

DEFA14A filed on March 4, 2013 (“DEFA14A”)

Ms. Christina Chalk

U.S. Securities and Exchange Commission

April 4, 2013

6.	In future filings, avoid inflammatory allegations such as the ones contained in the “open Letter to Starboard Value” filed as Exhibit 99.1. These include references to allegations that Starboard is trying to privately “blackmail” Tessera (page 1) of the letter.

The Company acknowledges the Staff’s comment and confirms that it will avoid inflammatory allegations such as the ones contained in the “open Letter to Starboard Value” filed as Exhibit 99.1 to the DEFA14A in future filings.

*    *    *

The Company acknowledges the following in regards to the filing:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

We appreciate the time and attention you have given to these matters. Please direct any further questions regarding this response letter to the undersigned by phone at (650) 470-4530 or via e-mail at Kenton.King@skadden.com.

Sincerely,

/s/ Kenton J. King

Kenton J. King

cc:	Bernard Cassidy, Esq.

Tessera Technologies, Inc.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

April 4, 2013

Exhibit A – Proposed Disclosure

1.	In response to comment #1, the disclosure in the Company’s Notice of Annual Meeting of Stockholders shall be revised as set forth below:

Please note that Starboard Value and Opportunity Master Fund Ltd and its affiliates and director nominees (together, “Starboard”) ~~have~~ provided a notice dated December 21, 2012 to the Company of their intention~~that they intend~~ to nominate their own slate of up to seven (7) nominees for election as directors at the Annual Meeting of Stockholders and solicit proxies for use at the Annual Meeting of Stockholders to vote in favor of their own slate. Starboard’s most recently filed preliminary proxy statement, dated April 2, 2013, indicates that it is nominating six (6) nominees for election as directors at the Annual Meeting of Stockholders.

2.	In response to comment #1, the disclosure on page 1 of the Company’s Proxy Statement shall be revised as set forth below:

The Company ~~has~~ received a notice dated December 21, 2012 from Starboard Value and Opportunity Master Fund Ltd and its affiliates and director nominees (together “Starboard”) of their intention to nominate up to seven (7) nominees (collectively, the “Starboard Nominees”) for election to the Company’s Board of Directors at the Annual Meeting. Starboard’s most recently filed preliminary proxy statement, dated April 2, 2013, indicates that the Starboard Nominees currently consist of six (6) nominees.

3.	In response to comment #1, the disclosure on page 3 of the Company’s Proxy Statement shall be revised as set forth below:

The Company received a notice dated December 21, 2012 from Starboard stating its intention to propose up to seven (7) alternative director nominees for election at the Annual Meeting. Starboard’s most recently filed preliminary proxy statement, dated April 2, 2013, indicates that the Starboard Nominees currently consist of six (6) nominees. The Starboard Nominees have NOT been endorsed by the Board. We urge stockholders NOT to use any proxy card that you may receive from Starboard. The Board urges you to use the GOLD proxy card and vote FOR ALL of our nominees for director.

4.	In response to comment #2, the disclosure on page 5 of the Company’s Proxy Statement shall be revised as set forth below:

On March 7, 2013 ~~representatives of the Company and Starboard met and discussed business operations and strategies for the Company.~~ , Mr. Cassidy met with

Ms. Christina Chalk

U.S. Securities and Exchange Commission

April 4, 2013

Starboard’s analyst Mr. Jeff Cino at the Wedbush Morgan Conference in New York City. Mr. Cassidy answered Mr. Cino’s questions regarding the Company’s business operations and strategy, addressing: (i) the DOC management change (the departure of Dr. Bob Roohparvar and hiring of Mr. John Thode, president of DOC); (ii) the importance of continued research and development during the term of running royalty license agreements; (iii) the factors that lead licensees to enter into license agreements; (iv) Tessera Intellectual Property Corp. growth opportunities; and (v) the general capital needs of both business segments. Mr. Cassidy and Mr. Cino did not specifically discuss any settlement terms between the Company and Starboard at this meeting.

5.	In response to comment #3, the disclosure on page 5 of the Preliminary Proxy Statement shall be revised as set forth below:

On March 18, 2013, at the direction of the Board a representative of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, referred to herein as Skadden, Arps, called a representative of Olshan Frome Wolosky LLP, counsel to Starboard, referred to herein as Olshan, to communicate the following settlement proposal on behalf of the Board, subject to working out full terms among each of the interested parties:

•	Dr. Young would tender his resignation from his position as Chief Executive Officer of the Company and from his position as a director of the Company effective upon the hiring of his successor;

•	Mr. Boehlke would not stand for re-election to the Board of Directors at the Annual Meeting (and the newly configured Board would choose a new Chairman following the Annual Meeting);

•	The Board of Directors would be expanded from six to seven directors;

•	The Board would include two of Starboard’s nominees among the Board’s nominees for election at the Annual Meeting (but not Mr. Feld unless he resigned from his position as a director and Chairman of the Board of Unwired Planet);

•	The successor Chief Executive Officer would be appointed to the Board of Directors of the Company and one of the Starboard nominees would be appointed to a newly formed CEO search committee;

•	These changes would be effective upon the conclusion of the Annual Meeting;

•	For as long as a Starboard nominee remains on the Board of Directors, Starboard would not join any proxy solicitation with respect to the Company, acquire more shares of the Company’s common stock, make any proposal to acquire the Company or disparage the Company, its officers or directors; and

Ms. Christina Chalk

U.S. Securities and Exchange Commission

April 4, 2013

•	If Starboard holds less than 5.0% of the Company’s then outstanding common stock, then the Starboard nominees will resign from the Board of Directors.

On March 21, 2013, representatives of Starboard and the Company met to discuss potential settlement options. At the meeting, Starboard rejected the terms proposed by the Board and tentatively suggested two alternatives, that, while not counterproposals, were described as a basis for potentially achieving a settlement, subject to Starboard internal approvals. Each alternative would be implemented immediately following execution of a settlement agreement. The first Starboard alternative consisted of the following:

•	Four of the Board’s current nominees (i.e., Mr. Hill and Drs. Nagel, Stultz and Tether, but excluding Mr. Boehlke and Dr. Young) would remain on the Board of Directors;

•	Four of Starboard’s nominees would be appointed to the Board of Directors, including Mr. Feld;

•	A three-person CEO search committee would be formed comprised of two of the Board’s nominees selected by Starboard and one Starboard nominee; and

•	Once the successor Chief Executive Officer is appointed, he/she would be appointed to the Board of Directors of the Company and the Board would consist of nine directors.

The second Starboard alternative consisted of the following:

•	Four of the Board’s current nominees (i.e., Mr. Hill and Drs. Nagel, Stultz and Tether, but excluding Mr. Boehlke and Dr. Young) would remain on the Board of Directors;

•	Three of Starboard’s nominees would be appointed to the Board of Directors, including Mr. Feld;

•	One of Starboard’s nominees would become Chairman of the Board of Directors, but not Mr. Feld;

•	A three-person CEO search committee would be formed comprised of two Starboard nominees (but not Mr. Feld) and one Company nominee; and

•	Once the successor Chief Executive Officer is appointed, he/she would be appointed to the Board of Directors of the Company and the Board would consist of eight directors.

On March 22, 2013, at the direction of the Board, the representative of Skadden, Arps called the representative of Olshan to communicate that while the Board was not inclined to accept a settlement on the basis described by Starboard the prior day,

Ms. Christina Chalk

U.S. Securities and Exchange Commission

April 4, 2013

the Board requested that Starboard provide a formal, written proposal that would outline the terms on which Starboard would be willing to settle. The representative of Skadden, Arps requested that Starboard put its best foot forward in doing so since the two alternatives described by Starboard effectively required the Board to cede control of the Company to Starboard without receiving any control premium for the Company’s stockholders and was likely unacceptable to the Board.

On March 24, 2013, after not receiving a response from Olshan or Starboard, the representative of Skadden, Arps sent an e-mail to the representative of Olshan to remind Olshan of the Company request for a formal counterproposal from Starboard and that because the Company needed to move forward to convene its Annual Meeting on the timeline previously announced, the Company intended to file preliminary proxy statement on March 25, 2013. Neither Skadden, Arps nor the Company received any formal settlement counterproposal from Olshan or Starboard before the initial filing of the Company preliminary proxy statement on March 25, 2013.

6.	In response to comments #4 and #5, the disclosure on page 5 of the Preliminary Proxy Statement shall be revised as set forth below:

On March 25, 2013, the Company announced that Drs. Young and Tether and Mr. Boehlke would not be nominated for re-election as directors at the Annual Meeting, and that Mr. Hill had replaced Mr. Boehlke as Chairman of the Board of Directors. The Company also announced the appointment of Messrs. Chenault, Miner and Seams as directors and announced that they, together with ~~Dr~~Drs. Nagel and ~~Messrs~~Stultz and Mr. Hill ~~and Stultz~~, would be the Board’s nominees for election as director at the Annual Meeting. The Company also announced that the Board would immediately begin a search for a new Chief Executive Officer to replace Dr. Young. The Board’s decision to expand the Board by adding three new independent directors was part of an ongoing effort by the Board to identify highly qualified, independent directors who could bring value, insight and differing and fresh perspectives to the Board. The three new independent directors, Messrs. Chenault, Miner and Seams, were each recommended to the Board and the Nominating Committee by Michael Reich & Associates, a third party search firm. The Nominating Committee and the Board selected its six (6) person Board slate on the basis of its belief that this particular combination of independent directors has the requisite skills and expertise to guide the Company through the next phase of its strategic plan, both in the Intellectual Property and DOC businesses. The Board’s decision to commence a search for a new Chief Executive Officer was based on its assessment that a fresh operational focus was required to

Ms. Christina Chalk

U.S. Securities and Exchange Commission

April 4, 2013

lead the Company in the execution of its strategic plan. The Board’s decision in this regard was in no way related to accusations of impropriety on the part of Dr. Young that had been previously made by Starboard.

On April 1, 2013, Starboard issued an open letter to stockholders in response to the Company’s announcement on March 25, 2013. Starboard’s letter indicated that they would nominate a full slate of six (6) nominees for election to the Company’s Board of Directors at the 2013 Annual Meeting, and be open to expanding the Board from six (6) directors to nine (9) directors to allow the Company’s new Chief Executive Officer to serve on the Board and for two of the Company’s incumbent directors to be added back to the Board, but Starboard did not specify which two directors would be added back to the Board.